For period ending  August 31, 2001
File Number  811-6292 				Exhibit 77M






Effective as of the close of business on April 27, 2001
(the "Reorganization Date"), Brinson Tactical Allocation Fund, a series of Brinson Investment Trust (the "Fund"), acquired in a tax-free exchange all of the assets and assumed all of the liabilities of PaineWebber Balanced Fund ("Balanced Fund"). This transaction was approved by Balanced Fund's shareholders at a Special Meeting of Shareholders. Further information regarding the circumstances and details of the transaction is incorporated herein in response to this sub-item by reference to the definitive Combined Proxy Statement and Prospectus dated February 12, 2001, filed with the SEC on February 12, 2001 (Accession Number 0000898432-00-000118;
SEC File No. 33-55424.)